SEC FILE NO. 70-7727

                                              and

                                     SEC FILE NO. 70-8593





                         SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, D.C. 20549







                             CERTIFICATE PURSUANT TO

                                     RULE 24

                            OF PARTIAL COMPLETION OF

                                  TRANSACTIONS













                                    GPU, Inc.

                             GPU International, Inc.

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



       - - - - - - - - - - - - - - - - - - - - - -

                                                   :

          In the matter of                         :

          GPU, INC.                                :  Certificate Pursuant

          GPU INTERNATIONAL, INC.                  :  to Rule 24 of Partial

                                                   :  Completion of

          SEC File No. 70-7727                     :  Transactions

          SEC File No. 70-8593                     :

          (Public Utility Holding Company Act      :

          of 1935)                                 :

                                                   :

       - - - - - - - - - - - - - - - - - - - - - -



       TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:

          The undersigned,  GPU, Inc.  ("GPU")  (formerly General  Public

       Utilities   Corporation)  and   GPU   International,  Inc.   ("GPU

       International") (formerly Energy Initiatives, Inc.) hereby certify pursuant to Rule 24 of the Rules and Regulations under the  Public

       Utility Holding Company Act  of 1935 (the "Act"), that  certain of the transactions  proposed in the Applications,  as amended, filed in  SEC file No. 70-7727  and SEC File  No. 70-8593, respectively,

       have been carried  out in accordance with  the Commission's Orders dated  November  16,  1995,  June  14,  1995,  December  28, 1994,

       September  12, 1994,  December 18,  1992, and  June 26,  1990 with respect  to  the  transactions  proposed in  the  Application,  as amended,  in SEC  File No.  70-7727, and  the  Commission's Orders

       dated  July 6,  1995,  January 19,  1996 and  March  6, 1996  with respect  to  the  transactions  proposed in  the  Application,  as amended, in SEC File No. 70-8593, as follows:

          The  following  is reported  in  accordance  with  Supplemental

       Order dated November 16, 1995 for SEC File No. 70-7727:



          1.  Financial Statements

                 A  copy  of GPU  International's  unaudited Consolidated

       Balance Sheet as of September 30, 1996  and unaudited Consolidated

       Statements of  Operations for  the three  and  nine month  periods ended  September 30, 1996 will be filed separately under a request for confidential treatment pursuant to Rule 104(b).



          2.  Business Activities

                 Project Development

                 GPU International  announced plans to expand its efforts

       to  identify  and develop  sustainable  energy  projects in  Latin

       America by establishing a representative office in San Jose, Costa

       Rica.    Such  projects  will  include  the  commercialization  of

       emerging  technologies, the establishment  and operation  of rural and  remote  electrification  business,  and  the  development  of

       projects  qualified  under   the  Joint  Implementation  mechanism

       established through the Framework Convention on Climate Change.



                 GPU  International,  through  its   Technology  Ventures

       group,  has been pursuing several  projects in Costa  Rica.  Among its activities are consulting services to Guanacaste  Conservation

       Area  in the development of  an Energy Master  Plan and consulting services to a national power and light company with respect to the development  and implementation  of a  pilot program  for electric vehicles in Costa Rica.



                 In May 1996, GPU International  completed a $150 million

       financing for the construction of a 300 megawatt ( MW ) gas-fired cogeneration facility with energy and capacity to be sold to

       Georgia Power Company. Construction of the facility  which will be located in  Houston County, Georgia,  began in September  1996 and commercial operation is scheduled for February 1998.


                  GPU   International   continued    preliminary   project

       development  of   a  proposed  approximately   236  MW   gas-fired

       cogeneration  facility with  energy  and capacity  to  be sold  to

       Wisconsin Public Service Company.


                  GPU  International also  continued  to  engage in  other

       project    development    activities    both   domestically    and

       internationally (including in Europe, Asia, Philippines, and South

       America).


       Project Related Services

                 GPU  International  continued  to   provide  management,

       administrative and/or operating services to the following projects

       (either   directly  or   through   subsidiaries),  in   which  GPU

       International has a direct or indirect ownership interest:



                 Project          Project Owner                  Location

                 Marcal        Prime Energy L.P.                       NJ

                 Berkeley      OLS Acquisition Corp.                   CA

                 Chino         OLS Acquisition Corp.                   CA

                 Camarillo     OLS Acquisition Corp.                   CA

                 Onondaga      Onondaga Cogeneration L.P.              NY

                 Lake          Lake Cogen L.P.                         FL

                 Pasco         Pasco Cogen L.P.                        FL

                 Syracuse      Project Orange Associates L.P.          NY

                 Ada           Ada Cogeneration L.P.                   MI

                 Brooklyn      Brooklyn Energy L.P.                Canada

       3. Guarantees which GPU has Agreed to Grant

                 No matters to be reported.


       4. Guarantees Issued

                 GPU  International  or  GPU,  for  the  benefit  of  GPU

       International,  has  obtained  the following  standby  letters  of credit which were effective during the period July 1, 1996 through

       September 30, 1996:



                 (a)    On February 26, 1996, a  letter of credit in  the

                        face amount  of  $30,000 was  issued by  Citibank

                        pursuant  to  its   credit  agreement  with   GPU

                        International  ( Citibank  Credit Agreement )  to

                        support a bid for  a 500 MW coal-fired generating

                        plant  in Punjab  State,  India.   The  letter of

                        credit carries  a fee equal  to 0.5 of  1 percent

                        per annum of the face amount, plus  a .10 percent

                        fronting fee, and expires on May 26, 1997.



                 (b)    On December  8, 1995, a  letter of credit  in the

                        face amount of  $1,788,850 was issued by Citibank

                        pursuant  to  the  Citibank  Credit  Agreement in

                        favor  of  Wisconsin  Public Service  Company  to

                        support   Polsky  Energy   Corporation's  ( PEC )

                        commitment  to construct  a 236  MW  cogeneration

                        facility  pursuant to  its Power  Sales Agreement

                        with  Wisconsin  Public   Service  Company.   GPU

                        International is the joint developer,  along with

                        PEC,  of  this  facility.  The  letter of  credit

                        carries a fee equal to 0.5 of 1 percent per annum

                        of the  face amount, plus a  .10 percent fronting

                        fee, and expires on December 8, 1996.

                 (c)    On July 1,  1995, a letter of credit in  the face

                        amount  of  $1.5  million  was  issued  by United

                        Jersey  Bank in  favor  of PEC  to  guarantee GPU

                        International's  1996 equity  obligation pursuant

                        to  its stock  purchase  agreement with  PEC. GPU

                        entered into the related reimbursement agreement.

                        The  letter of  credit which  expired on  July 1,

                        1996, carried a fee equal to 0.5 of 1 percent per

                        annum of the face amount.


                 (d)    On  June 16, 1994, a letter of credit in the face

                        amount  of  $5   million  was  issued  by   Chase

                        Manhattan Bank in favor of Mellon Bank to support

                        debt  service coverage  on the  Onondaga Project.

                        The letter of  credit carries a fee equal  to 0.7

                        of 1  percent per annum  of the face  amount, and

                        expires on  June 16, 1997.  GPU  entered into the

                        related reimbursement agreement.



                 (e)    On March 11, 1994, a letter of credit in the face

                        amount of  $9.7 million  was issued  by  Canadian

                        Imperial Bank of Commerce, in favor of The Mutual

                        Life  Assurance Company of Canada  to support GPU

                        International's  equity  commitment  to  Brooklyn

                        Energy Limited Partnership,  an exempt  wholesale

                        generator ( EWG ). The letter of credit carries a fee equal to 0.625 of 1 percent per annum of the  face amount,  and  expires on  December  11,

                        1996.  GPU entered into the related reimbursement

                        agreement.


                 In addition,  the following guarantees  were outstanding

       during the period July 1, 1996 through September 30, 1996:



                 (a)    As of October 18, 1995, a guarantee of amounts up

                        to $122,750,000  was made by GPU  for the benefit

                        of  the Bankers Trust Company as collateral agent

                        on behalf  of the  Equity Bridge Lenders  and the

                        Secured   Parties   in   connection    with   the

                        Barranquilla, Colombia acquisition.


                 (b)    GPU International has guaranteed  the obligations

                        of GPU  Power,  Inc. ("GPU  Power") (formerly  EI

                        Power, Inc.),  GPU International  Latin  America,

                        Ltda.  (formerly EI Services Colombia, Ltda.) and

                        International    Power   Advisors,    Inc.   (the

                        Operators), under the operations  and maintenance

                        agreement  in the  Colombia project.  Pursuant to

                        the guarantee, GPU  International has  guaranteed

                        the performance  of the  Operators, of  which the

                        limit of liability is $5 million.

                 (c)    GPU has guaranteed  payments to General  Electric

                        Capital  Corporation of amounts up  to the lesser

                        of  six   months  average   rent   (approximately

                        $7,026,000) or  $10 million,  to the extent  Lake

                        Cogen, Ltd. fails to pay rent when due under  the

                        terms  of the  project  lease or  chooses  not to

                        renew the lease  after its initial  11-year term.

                        In  addition,  GPU  has  guaranteed  to  pay  any

                        documentary stamp taxes  and intangible  personal

                        property taxes should these taxes become due  and

                        payable in connection with the lease.



                 (d)    GPU International has guaranteed  the obligations

                        of   its  wholly   owned  subsidiary,   EI  Fuels

                        Corporation ("EI  Fuels"), under the  Natural Gas

                        Facilities  Agreement  ("Facilities  Agreement"),

                        dated as of  November 30, 1995.   Pursuant to the

                        guarantee, GPU International  has guaranteed  the

                        payments of EI Fuels to the City of Warner Robins

                        (the  City )  for (a) Fixed  Monthly Lease Charge

                        (as defined in the  Facilities Agreement) and (b)

                        any and all extensions,  renewals, modifications,

                        amendments  or  substitutions  of  the foregoing.

                        The   Fixed  Monthly  Lease  Charge  is  $24,000,

                        payable  commencing  on  the  in   service  date,

                        subject to  reduction in  certain  circumstances,

                        for a term of 31 years.

                 (e)    GPU  has guaranteed  up  to $32  million  for the

                        purpose  of  funding, on  an  interim basis,  the

                        equity  investment  in  Mid-Georgia  Cogen  L.P.,

                        which will be used to finance the construction of

                        the facility.   GPU has also guaranteed  up to an

                        additional  $9  million   in  letter  of   credit

                        obligations on behalf of Mid-Georgia.





          5.  Services obtained from associated companies

                 Services obtained  from GPU Service, Inc.  (formerly GPU

       Service  Corporation)  consisted of  (i)  administrative, internal

       auditing,   accounting   and   risk   management   services;  (ii)

       information  services and  telecommunications services,  and (iii)

       pension administration  services. The  total dollar value  of such services provided during the period July 1, 1996 through September

       30, 1996 was $136,678.



          6.  Services provided to associated companies

                 A description of services provided  by GPU International

       to  associate  companies during  the period  July 1,  1996 through

       September  30, 1996 will be  filed separately under  a request for confidential treatment under Rule 104(b).

          7.  Investments  by   GPU  in   Qualifying  Facilities,  Exempt

       Wholesale Generators and Foreign Utility Companies,  Percentage of

       Equity Ownership

                 Set forth below is  a summary of the direct  or indirect

       investments by  GPU, as  of September  30, 1996 in  QFs, EWGs  and

       FUCOs, as well as the percentage of equity ownership.

                          Book Value
                    FUCO, of GPU      GPU's%  Owners not affiliated
                    QF    Investment  Equity        with GPU
    Associate       or    at 9/30/96  Owner-                  Type of
    Company         EWG    ($000)      ship   Name of Entity  Entity


    Prime
    Energy, LP      QF      $ 5,894   50%     Prudential      Domestic
                                              Insurance Co.
                                              of America

    OLS Power, LP   QF            -    1%     Prudential      Domestic
                                              Insurance
                                              Co. of America
                                              Enron Power
                                              Mkting, Inc.    Domestic

    Onondaga        QF       18,880   50%     New York        Domestic
    Cogen, LP                                 Cogenco, Inc.

    Lake Cogen, LP  QF        2,694   49.9%   Lake Interest   Domestic
                                              Holding, Inc.

    Project Orange  QF          133    4%     G.A.S. Orange   Domestic
    Assoc., LP                                Partners, LP       "
                                              NCP Syracuse       "
                                              Inc.               "
                                              Syracuse
                                               Investment Inc.
                                              Stewart &          "
                                               Stevenson
                                               Operations, Inc.
                                              Met Life           "
                                              Capital Corp.

    Ada Cogen       QF           13    1%     Cogen Develop-  Domestic
    eration,                                  ment Co.
    LP (1)                                    Coenergy
                                              Ventures, Inc.     "

    Pasco Cogen,    QF       15,483   50%     PAS Power Co.   Domestic
    Ltd.                                      Pasco Int.
                                              Holding, Inc.       "

    FPB Cogener-    QF            -   30%     FPB Cogen,      Domestic
    ation Partners,                           Inc.
    LP                                        FPB California      "
                                               Cogeneration
                                               Corp.

    Selkirk Cogen   EWG &    15,549   19%     JMC Selkirk,    Domestic
    Partners, LP    QF                         Inc.
                                              Cogen Techno-        "
                                               logies
                                               Selkirk GP, Inc.
                                              Cogen Techno-        "
                                               logies
                                               Selkirk, LP
                                              JMCS I Investors,     "
                                              LP
    Empresa         EWG      49,220   50%     Cititrust       Foreign
    Guaracachi S.A.                            (Bahamas)
                                               Limited
    Guaracachi      EWG     34,179*   100%    Not Applicable  N/A
    America, Inc.

    GPU Power,      EWG     32,676*   100%    Not Applicable  N/A
     Inc.

    EI Interna-     EWG        (33)   100%    Not Applicable  N/A
     tional

    GPU Interna-    EWG     $ (28)*   100%    Not Applicable  N/A
     tional
    Latin America,
     Ltd.

    Solaris Power   FUCO    122,278    50%    Australian Gas  Foreign
                                               Light, Co.

    Victoria        FUCO   120,848*   100%    Not Applicable  N/A
     Electric Inc.

    Midlands        FUCO    532,405    50%    Cinergy Corp.   Domestic
     Electricity
     plc

    Termobarr-      EWG       (491)    29%    ABB Energy      Foreign
     anquilla S.A.                             Ventures, Inc.
                                              Distral S.A.        "
                                              Corporacion         "
                                               Electrica de la
                                               Costa Atlantica

    EI Barran-      EWG      (636)*   100%    Not Applicable  N/A
    quilla, Inc.

    Barranquilla    EWG          24   100%    Not Applicable  N/A
    Lease Hold-
     ings, Inc.

    Los Amigos      EWG         22*   100%    Not Applicable  N/A
     Leasing
     Company, Ltd.

    EI Services     EWG          58   100%    Not Applicable  N/A
    Canada, Ltd.

    EI Canada       EWG      (271)*   100%    Not Applicable  N/A
    Holdings, Ltd.

    EI Brooklyn     EWG      (337)*   100%    Not Applicable  N/A
    Investment, Ltd.

    EI Brooklyn     EWG      (336)*   100%    Not Applicable  N/A
    Power, Ltd.

    Brooklyn        EWG       (342)    75%    Polsky Energy   Foreign
     Energy, LP                                Corp. of
                                               Brooklyn
                             ______           Brooklyn CoGen  Foreign
                                              Limited
    GPU's Aggregate
     Investment*           $761,745



       (*) GPU's aggregate investment does not include the items shown with asterisks.

       (1) GPU International sold its 1 percent general partnership interest in Ada Cogeneration, L.P. on November 1, 1996.


                 As of September  30, 1996, GPU also  owned, directly  or

       indirectly,  interests  in  the   following  EWGs,  in  which  its

       aggregate investment did  not exceed $10,000:  International Power

       Advisors,   Inc.;   Austin   Cogeneration    Corporation;   Austin

       Cogeneration Partners, L.P.; Hanover  Energy Corporation; EI Power

       (China),  Inc.; China  Power  Partners, L.P.;  EI Power  (China)I,

       Inc.; Ming  Jiang Power Partners, L.P.; EI  Power (China)II, Inc.;

       Nanjing  Power Partners,  L.P.; EI  Power (China)  III, Inc.;  and

       Zhuang He Power  Partners, L.P.  GPU owns a  50% interest in China

       Power  Partners, L.P.,  Ming Jiang  Power Partners,  L.P., Nanjing

       Power  Partners, L.P.,  and Zhuang  He Power  Partners, L.P.   The

       remaining interests  are owned  by Intesol International,  Ltd., a

       Hawaii corporation.  GPU owns a 100% interest in each of the other

       EWGs.



       8.     During  the period July 1, 1996  through September 30, 1996 there was  no intellectual property provided  to GPU International by  any associate company, or provided by GPU International to any associate company.



                           _______________________________________



          In accordance with Orders dated July 6, 1995 and  March 6, 1996 in  SEC File  No. 70-8593,  and in  addition to  the reimbursement agreements described in item 4 above, the following is reported:



          1.  Financial Statements

              A copy  of GPU  Electric Inc.'s  ( GPU Electric ) unaudited

       Consolidated Balance Sheet as of September 30,  1996 and unaudited

       Consolidated Statements of Operations for the three and nine month periods  ended September 30, 1996 will be filed separately under a request for confidential treatment pursuant to Rule 104(b).

          2.  Investments in Exempt Entities

              In connection with  the acquisition of Midlands Electricity plc ( Midlands ) discussed in  Item 3 below, EI UK  Holdings, Inc.

       ( EI UK ) entered  into a  term loan agreement  (the "Term  Loan")

       dated as  of May 6,  1996, with  a syndicate of  banks, the  Chase

       Manhattan Bank, N.A., as  administrative agent, Citibank, N.A., as syndication agent,  Citicorp Securities, Inc. and Chase Securities

       Inc., as arrangers.   The Term Loan provides, among  other things,

       for EI  UK borrowings from time  to time of up  to pounds sterling

       350  million, or  approximately U.S. $548  million, through  a GPU guaranteed five-year bank term loan facility terminating on May 6,

       2001.



              The borrowing interest rate is based on the LIBO rate  plus an  applicable margin as defined in the Term Loan corresponding to

       the  debt ratings  of GPU.   As of  September 30, 1996,  EI UK had

       aggregate   borrowings   of  pounds   sterling  337   million,  or

       approximately U.S.  $527.4  million, outstanding  under  the  Term

       Loan.  EI  UK invested such funds in Midlands  through Avon Energy

       Partners Holdings  ( Holdings ).  The borrowings  bear interest at

       6.3375  percent per  annum, which  was based  on the LIBO  rate at

       September 5, 1996, plus a .525 percent margin.



              On November 22, 1995, GPU acquired all of the capital stock of GPU Electric and made capital contributions of $48 million. The capital contributions were used by GPU Electric to acquire Solaris

       Power ( Solaris ) (through Victoria Electric, Inc.). During August

       1996, Victoria Electric Holdings,  Inc., a wholly owned subsidiary of  GPU  Electric,  was  established  to  hold  the investment  in

       Victoria Electric, Inc.



              On November  20, 1995,  GPU Electric entered into  a credit

       agreement,   dated  as   of  November   20,  1995,   (the  "Credit

       Agreement"),  with   Citibank  Limited  as  the   Participant  and

       Arranger,  for  which Citisecurities  Limited  is  the Agent.  The

       Credit  Agreement  provides,  among  other things,  for  revolving credit  borrowings  by GPU  Electric  from  time to  time  through

       November 20, 1998, subject to extensions for two years at the sole discretion  of  the Participant,  in  amounts  not  to  exceed  an aggregate of Australian $95 million  outstanding at any one  time.

       In August 1996, the  Credit Agreement was transferred to  Victoria

       Electric  Holdings, Inc.  Borrowings  are guaranteed by  GPU.  The proceeds  of such  borrowings were  used to  fund, in  part, GPU s investment in Solaris.



              Notes issued  under the  Credit Agreement  bear interest at the Bill  Discount Rate  which is  equal to  the  mean "bid  rate"

       quoted on the page  entitled "BBSY" on the Reuters  Monitor System at or about 10:00am (Sydney time) on the Funding Date.

              On May 21,  1996, GPU Electric made a principal  payment of

       Australian  $1.4 million,  or  approximately   U.S. $1.1  million,

       under the Credit Agreement. At September 30, 1996, the remaining outstanding balance of the borrowing amounted to Australian $90.1 million, or approximately U.S. $71.3 million.



              Other investments in  exempt entities are described in item

       4 above under 70-7727.



       3.     Description  of Exempt  Entities in  Which There  are Funds

       Invested



       Selkirk Cogen Partners, L.P. ( Selkirk )

              Selkirk owns and operates  two natural gas-fired  combined-

       cycle cogeneration facilities located in Bethlehem, New York.  The facilities  are 79.9 and 265  megawatts (MW) each  with a combined average net capacity of 344.9 MW producing steam and electricity.



       Brooklyn Energy, L.P. ( Brooklyn )

              GPU International has agreed to contribute Canadian dollars

       12.44 million, or  approximately U.S. $9.1 million,  in equity and an additional  Canadian dollars  1 million, or  approximately U.S.

       $0.7 million, in subordinated debt to Brooklyn, which owns a 24 MW wood and oil-fired cogeneration facility located in Brooklyn, Nova

       Scotia, Canada.  Commercial operation of the facility commenced on

       April 1, 1996.

       Empresa Guaracachi, S.A.

              In July 1995,  GPU Power, through Guaracachi America, Inc.,

       acquired from  the Bolivian Government  a 50% interest  in Empresa

       Guaracachi,  S.A.,  an  electric  generating  company   having  an

       aggregate  capacity of 216  MW of natural  gas-fired and oil-fired

       generation  for approximately  $47  million.   The facilities  are

       located in Bolivia in and  around the cities of Santa  Cruz, Sucre and  Potosi with  their total  capacity representing  one-third of

       Bolivia's  generation capacity.    GPU Power's  investment of  $47

       million will  be used  over the  next seven  years  to expand  the generating facilities to meet Bolivia's growing demand.



       Solaris Power ( Solaris )

              In  November 1995, GPU Electric, through Victoria Electric,

       Inc.,  together with  the Australian  Gas Light  Company, acquired

       Solaris for a total purchase price  of approximately $712 million,

       of  which GPU Electric's 50% share  is $356 million.  GPU Electric has made  an equity  investment in  Solaris of  approximately $112 million; the balance  of the purchase  price was provided  through

       non-recourse   borrowings  by  Solaris  from  an  Australian  bank

       syndicate.  Solaris, which provides electric service to  more than

       230,000 customers in  and around Melbourne, Australia, was sold by the  government of Victoria through  a competitive bid  as part of that state's privatization of the electric industry.

       Termobarranquilla, S.A.

              In October 1995,  GPU Power, through EI Barranquilla, Inc.,

       completed  the  financing  for  and acquired  a  29%  interest  in

       Termobarranquilla, S.A., Empresa  de Servicios Publicos ( TEBSA ),

       a 240 MW  gas-fired generating plant in Barranquilla, Colombia and began the construction of a new 750 MW gas-fired plant adjacent to

       the  existing  plant (the   Barranquilla  Project ).   Electricity

       generated by these plants will be sold to Corporacion Electrica de la  Costa Atlantica ( Corelca )  under a 20-year  contract.  Total project costs,  including the  acquisition of the  existing plant,

       are  approximately  $750  million,  of which  GPU  Power's  equity contribution is expected to be approximately $65 million.



       Barranquilla Lease Holdings, Inc.

              Barranquilla Lease  Holdings,  Inc.,  a subsidiary  of  GPU

       Power,  through its  wholly-owned  subsidiary  Los Amigos  Leasing

       Company, Ltd. ( Leaseco ),  has begun to  procure equipment to  be

       used  by and  leased  to TEBSA.   Pursuant  to a  lease agreement,

       Leaseco  will deliver certain  non-Colombian equipment  related to

       TEBSA,  and TEBSA will make  lease payments equal  to the interest and  principal payments  on  senior bank  debt  and certain  other expenses incurred by Leaseco.



       GPU   International  Australia   Pty,  Ltd.   ( GPU  International

       Australia )

              GPU International Australia, a subsidiary  of GPU Electric,

       provides operations and management services to Solaris.

       Midlands Electricity plc

              In  May,  1996,  GPU  and  Cinergy Corporation  ( Cinergy )

       formed  Avon  Energy   Partners  plc   ( Avon ),  a   wholly-owned

       subsidiary  of Holdings.  Holdings is a 50/50 joint venture formed to acquire Midlands, an English regional electric company ( REC ).

       Avon has made a successful cash tender offer of approximately $2.6 billion  for the outstanding shares of Midlands.  GPU's 50 percent interest in Holdings is  held by EI UK, a  wholly-owned subsidiary of GPU Electric.



              EI UK  and Cinergy have each  invested approximately $527.4

       million  in Holdings.    EI UK  has borrowed  approximately $527.4

       million through a GPU guaranteed five-year bank term loan facility

       to  fund  its  investment  in  Holdings.   Holdings  has  borrowed

       approximately $1.6  billion through  a non-recourse term  loan and revolving  credit  facility  to provide  for  the  balance of  the acquisition price.



              Midlands, one of 12 RECs in the United Kingdom, distributes and supplies electricity to 2.2 million customers in England in an

       area  with a  population of  five million.   Midlands also  owns a

       generation  business  that produces  electricity  domestically and internationally and a gas supply company that provides natural gas service to 8,000 customers in England.

       4.     Services Obtained From Associated Companies

                 GPU  Energy and  GPU  Service, Inc.  provided consulting

       services  to GPU  International Australia  (formerly EI  Australia

       Services  Pty,  Ltd.)  in  the  amount  of  $47,804   and  $2,095,

       respectively, for the  three months ended  September 30, 1996,  in support of the development and management of Solaris' operations.



              GPU Service, Inc. provided consulting services to GPU Power in the amount of  $61,721 related to the oversight  and management of GPU Power's operations.



              GPU Service,  Inc.  provided  consulting  services  to  GPU

       Electric in the  amount of  $57,077 related to  the oversight  and management of GPU Electric's operations.



       5.     Services Provided to Associated Companies

              A  description  of services  provided  by  GPU  Electric to associate  companies  during  the  period  July  1,  1996  through

       September  30, 1996 will be  filed separately under  a request for confidential treatment under Rule 104(b).

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                                      SIGNATURE



              PURSUANT TO THE  REQUIREMENTS OF THE PUBLIC UTILITY HOLDING

       COMPANY ACT OF  1935, THE UNDERSIGNED  COMPANIES HAVE DULY  CAUSED

       THIS CERTIFICATE TO BE  SIGNED ON THEIR BEHALF BY  THE UNDERSIGNED

       THEREUNTO DULY AUTHORIZED.


                           GPU, Inc.


                                  By:
                                      T. G. Howson,
                                      Vice President and Treasurer


                                  GPU International, Inc.


                                  By:
                                      B. L. Levy, President


       Date:  December 3, 1996








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